Insider Trading Policy

As amended on December 17, 2024
I.Purpose

This Insider Trading Policy (this “Policy”) of BancPlus Corporation and its subsidiaries and its affiliates (collectively, the “Company” or “BancPlus”) sets forth the general standards for all employees, consultants, contractors, officers and directors of the Company with respect to engaging in transactions in BancPlus’ securities and securities of other publicly traded companies. This Policy explains the prohibitions against “insider trading” based on federal securities laws and establishes BancPlus’ policies and procedures to promote and monitor compliance with those laws.

Dealings in the Company’s securities based on non-public material information about the Company are strictly prohibited under federal securities laws. These laws are complex and penalties can be severe. To take an active role in the prevention of insider trading violations by its board of directors and all other officers, employees, agents and consultants of the Company from such sanctions, the Company has established this Policy to explain the basic rules that apply to potential insiders (individuals with knowledge of material non-public information) and holders of the Company’s securities (including common stock, restricted stock, restricted stock units, stock options for common stock and any other securities BancPlus may issue from time to time) and to establish BancPlus’ policies and procedures to promote and monitor compliance with the federal securities laws.

It is illegal for you to trade in the Company’s securities or in the securities of other companies on the basis of material non-public information. It is also illegal for you to pass such information onto others who use it to trade in the Company’s securities or the securities of other companies.
This Policy describes the prohibition on insider trading applicable to all persons subject to the Policy, and also additional restrictions on individuals who have been designated as “insiders”. See Section VIII “Additional Restrictions Applicable to Insiders” for further information on insiders.
II.Scope of this Policy
A.Persons Covered. As an employee (permanent or temporary, salaried or hourly), consultant, contractor, officer or director of the Company, this Policy applies to you. The same restrictions that apply to you also apply to members of your immediate family, members of your household, and any family members who do not live in your household, but whose transactions in

BancPlus securities are directed by you or your family members or are subject to your or your family members’ influence or control, such as parents or children who consult with you before they trade in BancPlus securities (those persons are referred to as “related persons”). This Policy also applies to entities that you influence or control, including corporations, partnerships or trusts.

B.Individual Responsibility. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in BancPlus securities while in possession of material non-public information (see Section IV “What is ‘Material Non-public’ Information?”). You are responsible for complying with this Policy and ensuring that any of your related persons or any entities you control also comply with this Policy. In all cases, the responsibility for determining whether you possess material non- public information rests with you. While the Company provides policies, procedures and training on insider trading, no action on the part of the Company, or any employee, consultant, contractor, officer or director pursuant to this Policy, constitutes legal advice or insulates you from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws (see Section IX “Consequences of Non-Compliance”).

C.Transactions Covered. Except as otherwise provided, this Policy applies to all transactions in BancPlus securities, including common stock, restricted stock, restricted stock units, stock options for common stock and any other securities BancPlus may issue from time to time, including, but not limited to, preferred stock, warrants and convertible notes and debentures, as well as to derivative securities relating to BancPlus’ stock, whether or not issued by BancPlus, such as exchange-traded options or swaps relating to the Company’s securities. This Policy also applies to transactions that occur after you cease to be an employee, consultant, contractor, officer or director of the Company for as long as you are in possession of material non-public information.

III.Statement of Policy

No person subject to this Policy who is aware of material non-public information related to BancPlus may directly or indirectly:

•Buy or sell, or otherwise engage in transactions in, BancPlus securities, except as otherwise specified in this Policy (see Section V “Transactions Excluded from this Policy”);
•Tip or recommend the purchase or sale of any BancPlus securities;
•Disclose material non-public information to persons (a) within the Company whose jobs do not require them to have that information, or (b) outside of the Company, including family, friends, business associates or investors, unless any such disclosure is made in accordance with BancPlus’ disclosure and external communications policies; or
•Assist anyone engaged in the above activities.
In addition, no person subject to this Policy who, in the course of working for the Company learns of material non-public information related to a third-party company with which the Company does business, or learns of material non-public information related to BancPlus which could affect the share price of a third-party company, may trade in such third-party company’s securities until such information becomes public or is no longer material. Such companies include, but are not limited to, current or prospective customers or suppliers of the Company, companies with which the Company may be negotiating a major transaction and companies that may be a party to potential corporate transactions, such as an acquisition, investment or sale.

Stock sales or purchases or other transactions that may seem necessary or justifiable to you for independent reasons (such as the need to raise money for an emergency expenditure), or stock sales or purchases or other transactions for a small amount, are NOT exceptions to this Policy. The securities laws do not recognize any mitigating circumstances. Further, even the appearance of an improper transaction must be avoided to preserve BancPlus’ reputation for adhering to the highest standards of conduct.

Any person subject to this Policy who is uncertain whether these or other prohibitions or restrictions apply should consult with the Company’s Chief Financial Officer (“CFO”) before engaging in any transaction in the Company’s securities or the securities of another company.

IV.What is “Material Non-public” Information?

“Material” information is any information (whether positive or negative) that a reasonable investor would consider important in deciding whether to purchase, sell or hold a security, or information that is likely to significantly alter the total mix of publicly available information about the Company. Any information that, if made public, could reasonably be expected to affect the market price of a security or a person’s decision to purchase, sell or hold a security is likely to be considered material. This determination is subjective and is made based on the facts and circumstances of each particular situation. Material information can be positive or negative and can relate to any aspect of the Company’s business or to any type of BancPlus securities, whether debt, equity or a hybrid. Information that could be considered material to the Company includes, but is not limited to, information regarding:

•Company revenues, expenses or earnings or losses, including anticipated results or projections;
•Significant changes in financial performance or liquidity and expectations for future periods, including deposits, loans and the security portfolio;
•Plans to merge, acquire a company, be acquired or sell a business unit or to sell significant Company assets or subsidiaries;
•Stock splits, public or private securities/debt offerings or repurchases or tender offers, or changes in Company dividend policies or amounts;
•Significant changes in Company strategy;
•Changes in the Company’s management or board of directors;

•Plans with respect to future Company developments;
•Significant changes in the lending pipeline or asset quality;
•Addition or loss of major contracts or customers;
•Information pertaining to actual or threatened major legal proceedings, including the resolution of such legal proceedings;
•Changes in law and any analysis of the impact of such matters on the Company’s business or business model;
•New finance sources, or the loss thereof, or extraordinary borrowings;
•Possible changes in the Company’s credit rating by a rating agency;
•Possible proxy fights;
•Bankruptcy, corporate restructuring or receivership;
•The imposition of an administrative action against the Company;
•Cybersecurity risks and incidents, including vulnerabilities and breaches;
•Significant accounting matters, including impairments or changes in asset values;
•Changes in or disputes with the Company’s auditors or auditor notification that the Company may no longer rely on an audit report; and
•Any proposed or pending restatement of the Company’s financial statements.
The above list is not exclusive and many other types of information may be considered material, depending on the circumstances. The probability of whether an event will or will not occur and the extent to which the event would affect the Company both affect the determination of whether such information is material. For example, information concerning an event that would have a large effect on the Company’s stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. The determination of whether information was material will be viewed in hindsight, so any questions concerning the materiality of particular information should be resolved in favor of materiality and trading should therefore be avoided.

“Non-public” information is information that is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors, including through the issuance of a press release, publication in a widely-available newspaper, magazine or news website, a webcast or a filing with the U.S. Securities and Exchange Commission (“SEC”). In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information. Generally, two full trading days should elapse after the public release of material information via the issuance of a press release, a webcast conference call or an SEC filing before trading.

The distribution of information through narrower channels, such as postings on rarely frequented websites, may be insufficient to make it public. Also, the fact that non-public information is reflected in rumors in the marketplace does not mean that the information has been publicly disseminated. It is important to note that even after some information regarding a matter becomes public, many aspects relating to such matter may remain non-public.

If you are unsure whether information is material and/or non-public, you should consult with the CFO before engaging in any transaction in the Company’s securities or the securities of another company.

V.Transactions Excluded from this Policy

This Policy does not apply to the following transactions, except as specifically noted:

•KSOP Plan. This Policy does not apply to purchases of securities in the Company's KSOP plan resulting from periodic contributions of money to the plan pursuant to payroll deduction election. However, this Policy does apply to changes to certain investment elections made under the KSOP plan, including: (i) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund (including, for the avoidance of doubt, an initial election to make contributions under the KSOP plan); (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (iii) an election to borrow money against a KSOP plan account if the loan will result in a liquidation of some or all of the Company stock fund balance; (iv) an election to pre-pay a plan loan if the pre- payment will result in allocation of loan proceeds to the Company stock fund; and (v) repurchases by the Company of securities in the Company’s KSOP plan.
•Restricted Stock Unit/Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock units or restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have BancPlus withhold shares of common stock to satisfy tax withholding obligations upon the vesting of any such award. However, this Policy does apply to any sale of common stock received by you as a result of the vesting, including a sale for the purpose of generating the cash needed to pay the tax obligations associated with vesting.
•Stock Options. This Policy does not apply to exercises of stock options or the surrender of shares to BancPlus in payment of the exercise price or in satisfaction of any tax withholding obligations arising from such exercises, in each case in a manner permitted by the applicable stock option. However, this Policy does apply to any sale of the securities so acquired (either outright or in connection with a “cashless” exercise transaction through a broker).
•Other Similar Company Plan Transactions. Any other purchase of BancPlus securities from BancPlus or sale of BancPlus securities to BancPlus are not subject to this Policy.

•Bona Fide Gifts. Bona fide gifts of BancPlus securities that have been pre-cleared by the CFO are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the BancPlus securities while the donor is aware of material non-public information. Whether a gift is truly bona fide will depend on the facts and circumstances surrounding each gift. Pre-clearance must be obtained at least two business days in advance of the proposed gift, and pre-cleared gifts not completed within five business days will require new pre-clearance. The Company may choose to shorten this period. Gifts that are designed to circumvent this policy are not permitted.
•Transactions Pursuant to Rule 10b5-1 Plans. Purchases and sales of BancPlus securities pursuant to a properly established Rule 10b5-1 Plan may be made notwithstanding this Policy. (See Section VII “Rule 10b5-1 Plans” for more information.)
VI.Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It is therefore the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions:

A.Short-Term Trading. Short-term trading of BancPlus securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any director, officer or other employee of BancPlus who purchases BancPlus securities in the open market may not sell any BancPlus securities of the same class during the six months following the purchase (or vice versa).

B.Short Sales. Short sales of BancPlus securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore may signal to the market that the seller has no confidence in BancPlus or its short-term prospects. In addition, short sales may reduce the seller’s incentive to promote BancPlus’ performance. For these reasons, insiders are prohibited from engaging in short sales of BancPlus securities. This prohibition extends to so-called short sales against the box, where the seller may own the securities being sold, but does not deliver those securities to cover the sale order.

C.Hedging and Other Derivative Transactions. Transactions in publicly traded options are generally short-term in nature and may give the public the perception that insiders are not focused on the long-term performance of the Company. Certain forms of hedging transactions are complex, may be perceived negatively by the public and can present unique insider trading risks. Accordingly, insiders are prohibited from engaging in such transactions related to BancPlus securities.

D.Standing and Limit Orders. Standing and limit orders, except under approved Rule 10b5-1 plans (see Section VII “Rule 10b5-1 Plans”), create heightened risks for insider trading violations. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an insider is in possession of material non-public information. BancPlus therefore discourages insiders from placing standing or limit orders on BancPlus securities other than for short durations within a window period.

E.Solicitation of Non-insiders. Solicitation of non-insiders to purchase or sell BancPlus securities is prohibited at any time, unless pre-cleared in accordance with Section VIII(C) below and in compliance with applicable securities laws. Insiders owe a fiduciary duty to the Company and are privy to information not available to non-insiders. These factors could give the solicitation of non- insiders by insiders the appearance of inappropriate or improper conduct as well as expose the Company and insider to potential liability. Accordingly, insiders are prohibited from engaging in a solicitation of a non-insider regarding BancPlus securities without pre-clearance as described below.

VII.Rule 10b5-1 Plans

Purchases or sales of BancPlus securities made in compliance with a written plan that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, are not deemed a violation of this policy, even if the insider is in possession of material non-public information at the time such a transaction is executed under such plan, provided that such plan meets the following conditions:

•the insider must enter into a binding contract or written plan with a licensed brokerage firm or other fiduciary that holds discretionary authority over the plan;
•the plan specifies the amount, price and date on which BancPlus securities are to be purchased or sold (or a formula for making such determinations);
•the plan is established (or modified) at a time when the insider does not possess material non-public information and a window period is open;
•the plan prohibits the insider from later asserting any influence over any person who exercises discretion as to how, when or whether to effect the transactions under such plan;
•the plan allows for the cancellation of a transaction and/or suspension of the plan upon notice and request by the Company to the insider if the proposed transaction fails to comply with applicable laws or would create material adverse consequences for the Company;
•the plan may be terminated by the insider at any time subject to prior consultation with the CFO or, if the insider is the CFO, the Chief Executive Officer of BancPlus (the “CEO”);
•the plan and any modifications thereof are approved by the CFO or, if the insider is the CFO, the CEO, which approval may be delayed or denied at his or her sole discretion without providing any reason for such decision; and

•the first transaction under the plan occurs after a waiting period of 30 calendar days.
Before entering into a Rule 10b5-1 plan, an insider must get pre-approval from the CFO or, if the insider is the CFO, the CEO, and must enter into the Rule 10b5-1 plan within five days of receipt of such approval. Transactions in BancPlus securities by an insider pursuant to a Rule 10b5-1 trading plan as described above will not require pre-clearance at the time of the transaction.

VIII.Additional Restrictions Applicable to Insiders
In addition to the prohibitions on insider trading described above that apply to all persons subject to this Policy, insiders and their related persons and controlled entities are subject to additional restrictions on trading. Insiders include members of the BancPlus Board of Directors, as well as certain officers, employees, consultants and contractors who are likely to be in possession of material non-public information due to the nature of their work. Specifically, all executive officers as well as all members of the Accounting, Finance, Internal Audit and Investor Relations departments, and any person who is involved in the calculation of BankPlus’ allowance for credit losses or related provisions, as well as their related persons and controlled entities, are insiders for the purposes of this Policy. Under special circumstances, employees who are not listed above may gain access to material non-public information and the Company may determine that such employees may also be subject to the below listed restrictions. Such employees will be notified of such status and will be subject to the below listed restrictions for such period of time as the Company deems appropriate. The provisions below will govern to the extent that any such requirement is more restrictive than the requirements set forth above.

A.Quarterly Blackout Period. To ensure compliance with federal securities laws, and to avoid even the appearance of trading on the basis of insider information, the Company prohibits insiders from conducting any transactions involving BancPlus securities during a “black-out period” beginning on the 15th day of the last month of each fiscal quarter and ending on the second trading day following the date of public release of BancPlus’ financial results for that quarter. Restriction from trading during a black-out period minimizes the potential violation of insider trading laws because material financial information has just been released to the public. It should be noted that even during the window period, any person possessing material non-public information should not engage in any transactions in BancPlus securities until the beginning of the third trading day following the date of public disclosure of such information, whether or not the Company has recommended a suspension of trading to that person. The quarterly blackout period does not apply to those transactions excluded from this Policy including transactions conducted under approved Rule 10b5-1 Plans.

B.Event-Specific Blackout Period. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and non-public, the persons designated by the CFO may not trade BancPlus securities. In addition, the Company’s financial results may be sufficiently material to a particular fiscal quarter that, in the judgment of the CFO, designated persons should refrain from trading in BancPlus securities even sooner than the typical Blackout Period described above. In that situation, the CFO may notify these persons that they should not trade in BancPlus securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the company as a whole, and should not be communicated to any other person. Even if the CFO has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. The event-specific black-out period does not apply to those transactions excluded from this Policy including transactions conducted under approved Rule 10b5-1 Plans.

C.Pre-Clearance Procedures. To help prevent inadvertent violations of the securities laws and the appearance of trading on the basis of insider information, insiders, as defined above, may not (A) engage in any transaction of BancPlus securities, or (B) enter into a Rule 10b5-1 trading plan, without first obtaining pre-clearance from the CFO or, if the insider is the CFO, the CEO. A request for pre-clearance should be submitted in writing to the CFO or, if the insider is the CFO, the CEO, at least two trading days in advance of the proposed transaction or Rule 10b5-1 trading plan. Pre-cleared trades must be executed within five days of receipt of pre-clearance, unless the CFO or, if the insider is the CFO, the CEO, grants an exception. Pre-clearance of a trade does not relieve the requestor of his or her legal obligation to refrain from trading while in possession of material non- public information or from engaging in short sales. The requirement for pre-clearance does not apply to those transactions excluded from this Policy including transactions conducted under approved Rule 10b5-1 Plans, except for Bona Fide Gifts, which must be pre-cleared in accordance with this paragraph.

D.Post-Termination Transactions. This Policy continues to apply to transactions in BancPlus securities even after termination of service to the Company. If an individual is in possession of material non-public information when his or her service terminates, that individual may not trade in BancPlus securities until that information has become public or is no longer material. The pre- clearance procedures specified above, however, will cease to apply to transactions in BancPlus securities upon the expiration of any black-out period or other Company-imposed trading restrictions applicable at the time of the termination of service.

E.Section 16 and Rule 144 Restrictions and Reporting. The federal securities laws, including Section 16 of the Securities Exchange Act of 1934, as amended, and Rule 144 under the Securities Act of 1933, as amended, may impose additional trading restrictions and reporting obligations on executive officers, directors and holders of more than 10% of any class of equity security of BancPlus. While compliance is ultimately the responsibility of these individual holders, BancPlus will notify you if you are subject to these additional restrictions and reporting requirements.

F.Rule 10b5-1 Plans. All Rule 10b5-1 plans must comply with the requirements described above in Section VII “Rule 10b5-1 Plans.” As noted above, a standing or limit order does not, by itself, qualify as a Rule 10b5-1 plan.

Before entering into a Rule 10b5-1 plan, an insider must get pre-approval from the CFO or, if the insider is the CFO, the CEO, and must enter into the Rule 10b5-1 plan within five days of receipt of such approval.

IX.Consequences of Non-Compliance

Federal and state securities laws prohibit the purchase or sale of securities while aware of material non-public information as well as the disclosure of material non-public information to others who then trade in a company’s securities (sometimes called “tipping”). Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe, and may include significant fines and imprisonment.

Failure to comply with this Policy may also subject you to Company-imposed sanctions, including disciplinary action up to and including termination of employment, whether or not the failure to comply with this Policy results in a violation of law. A violation of law, or even questionable conduct leading to federal investigation that does not result in prosecution, can tarnish an individual’s reputation and irreparably damage a career.

Violations of insider trading laws can, and often do, result in criminal investigations, prosecutions, disgorgement of ill-gotten trading profits, fines and prison sentences. Accordingly, your compliance with this Policy is of the utmost importance for both you and the Company.

X.Amendments

The Company is committed to continuously reviewing and updating its policies and procedures. The Company therefore reserves the right to amend, alter or terminate this policy at any time and for any reason. A current copy of the Company’s policies regarding insider trading may be obtained by contacting the Company’s Chief Financial Officer.

XI.Asking Questions and Reporting Concerns

It is your obligation to understand and comply with this Policy. If you are concerned that a Policy has been violated, or have any questions about this Policy, you should discuss it with the CFO.

The Company will not tolerate retaliation against any employee who reasonably and in good faith raises a question or concern about the Company’s business practices or compliance with applicable laws or regulations.